Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Medical Properties Trust, Inc.
We consent to the incorporation by reference in the registration statement on Form S-3 of Medical Properties Trust, Inc., of our reports dated March 13, 2008, with respect to (i) the consolidated balance sheets of Medical Properties Trust, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and the related financial statement schedules and (ii) the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 Annual Report on Form 10-K of Medical Properties Trust, Inc. and to the reference of our firm under the heading “Experts” in the registration statement.
/s/ KPMG LLP
Birmingham, Alabama
July 11, 2008